January 27, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	ALSET CAPITAL ACQUISITION CORP.
Registration Statement on Form S-1
File No. 333-262152

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as the representative of the several underwriters of the Company’s proposed public offering, we wish to advise you that we hereby join with the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00pm EST on Monday, January 31, 2022, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act, we, as representative of the underwriters, wish to advise you that there will be distributed to each underwriter, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

EF HUTTON,
division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal